July 5, 2017

VIA EDGAR TRANSMISSION

Craig Arakawa, Accounting Branch Chief
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1090

Re:	Vale S.A. Form 20-F for the Year Ended December 31, 2016 filed April 11, 2017 (File No. 001-15030)

Dear Mr. Arakawa:

By letter dated June 21, 2017, you provided certain comments on the annual report on Form 20-F of Vale S.A. (the “Company,” “Vale” or “we”) for the year ended December 31, 2016 (the “2016 Form 20-F”). This letter sets forth our responses to these comments. For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Form 20-F for the Year Ended December 31, 2016

Financial Statements

7. Deferred revenue – Gold stream transaction, page F-27

Comment 1:

We note a second amendment to your gold stream transaction in August 2016 for (i) cash payment of US$800 million and (ii) an option value resulting from the reduction of the exercise price from US$65.00 to US$43.75 on 10 million warrants from Silver Wheaton Corp (SLW). Please clarify the accounting for this amendment and how you determined the amounts allocated to (i) the sale of the mineral rights and (ii) the services for gold extraction. Please also clarify the option value and any critical estimates and judgments used in valuation.

Response:

The consideration we received for the second amendment to the Silver Wheaton Corp. (“Silver Wheaton”) transaction in August 2016 was US$ 825 million. This amount comprised US$ 800 million in cash and US$ 25 million representing an increase in the fair value of the Silver Wheaton warrants due to the reduction of the option exercise price from US$ 65.00 to US$ 43.75 (calculated as discussed below).

From the total consideration, we deducted US$ 550 million representing the additional deferred revenue related to the obligation to provide future services for gold extraction, whichwas determined using an internally developed discounted cashflow model, and US$ 125 million representing the book value of the mineral property disposed, as disclosed in note 18, to arrive at a gain of US$ 150 million recognized in the income statement. See note 5(c).

The change in fair value of the Silver Wheaton warrants resulting from the reduction of the exercise price was determined as of the date of the amendment, based on the Black-Scholes framework considering the risk-free rate, and the volatility and dividend yield of the shares. See note 25(c) on page F-77, and note 33(a) for sensitivity analysis.

Critical estimates and judgments used in the determination of the discounted cash flow model are described in the last paragraph of note 7 to the consolidated financial statements.

8. Income taxes

d) Income taxes – Settlement program (“REFIS”), page F-29

Comment 2:

We note your disclosure that at December 31, 2016, the balance of US$5,419 is due in 142 monthly installments, bearing interest at the SELIC rate (Special System for Settlement and Custody). Considering the long term nature of this liability, please disclose the SELIC rate at balance sheet date and specify whether the rate is fixed.

Response:

SELIC is the basic interest rate established by the Brazilian central bank, and it is the official rate used to update federal tax obligations in Brazil. The rate is variable. At December, 31, 2016, the SELIC rate was 13.65% per annum (14.15% per annum at December 31, 2015). We will include this information in future filings.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +55-21-3814-8888 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at +1-212-225-2414.

Sincerely,

/s/ Luciano Siani Pires
Luciano Siani Pires
Chief Financial Officer

cc: Nicolas Grabar, Cleary Gottlieb Steen & Hamilton LLP